

Mail Stop 7010

February 18, 2009

By U.S. Mail and Facsimile

Joel S. Kress
Executive Vice President – Business and Legal Affairs
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

>   **Re: ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
>   Amendment No. 2 to Registration Statement on Form S-1
>   Filed February 6, 2009
>   File No. 333-153849**

Dear Mr. Kress:

        We have reviewed your response letter dated February 6, 2009, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

The Offering, page 6

2. We note that you have indicated that the summary information about the offering does not include Interests to be sold pursuant to the DRIP plan. Please include a summary section that outlines the material features of the DRIP offering.

The Partnership, page F-4

3. Please clarify, that the maximum offering is 420,000 Interests, consisting of 400,000 Interests and 20,000 Interests offered pursuant to a DRIP.

<u>Glossary, page 117</u>

4. Please revise the definition of "Maximum Offering" to disclose that there are 20,000 Interests to be offered pursuant to the DRIP.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Deborah S. Froling, Esq. (*via facsimile 202/857-6395*)
     Arent Fox LLP
     1050 Connecticut Avenue, N.W.
     Washington, D.C. 20036